UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

iConsumer Corp.

(Exact name of registrant as specified in its charter)

Delaware	27-4286597
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

73 Greentree Drive, #558
Dover, DE 19904
(Mailing Address of principal executive offices)

(888) 546-7980
Issuer’s telephone number, including area code

Item 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. The financial statements included in this filing as of and for the six months ended June 30, 2022 are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included. Unless otherwise indicated, latest results discussed below are as of June 30, 2022.

The Company is in an early stage of development. Operations prior to January 2016 produced minimal revenues.

The Company earns revenues through offering advertising on its website, its member-focused emails, alerts and notifications in its apps, and primarily through agreements with customers (primarily retailers) for web traffic and sales referred through the iConsumer.com website and apps (commission revenue). Beginning in June 2015, the company began to earn commission revenue by directing members to participating retailers. Measurable revenue from operations began in January 2016.

The Company recognizes contract revenue in accordance with FASB ASC 606.

The Company “marks to market” its unhedged Bitcoin assets and liabilities, in accordance with FASB ASC 820. It utilized the closing price of Bitcoin on the Gemini Bitcoin Exchange on June 30, 2022. The Company has unhedged Bitcoin liabilities resulting from providing member Bitcoin back rebates in prior periods. The resulting gain or loss on that liability is reported separately as unrealized gain or loss.

Throughout 2021 and the first half of 2022, the Company launched improved generations of its mobile apps for Apple IOS and Android. It also launched updated versions of its browser extension -- the iConsumer Button -- for Chrome, Safari, Firefox, and Edge. Regular releases of the apps and the Button have occurred during that time. These technologies are provided under the license agreement with OSS, outlined more fully below.

In order to have a platform that could comply with U.S. securities regulations, the Company filed an offering statement with the Commission under Regulation A promulgated under the Securities Act. That offering statement was first qualified in September 2016 and the Company began an offering under Regulation A. It began issuing and transferring shares of its Series A Non-Voting Preferred Stock to its members and selling equity for cash.

The Company launched an offering of convertible promissory notes (“Convertible Promissory Notes”) under Rule 506(c) of Regulation D promulgated under the Securities Act in September 2017. The Company had raised $154,721 in that offering. The Convertible Promissory Notes issued in that private placement began to mature in 2020. As of June 30, 2022, the Company has redeemed $27,500 of the Convertible Promissory Notes. Under the terms of the notes, the Company could extend the maturity date of the notes. The Company and five note holders mutually agreed to extend the maturity dates into the second quarter of 2022 in August, 2020. As of the date of this report, the Company and the note holders have agreed to extend the maturity dates into the first quarter of 2023. The note holders agreed to accept shares of Series A Non-Voting Preferred Stock at the then effective offering price in lieu of cash for their interest payments. The Company accounted for the transaction using the then current offering price of RWRDP. See “—Liquidity and Capital Resources.”

The Company must update or substitute a new offering for its currently open offering at least annually, and the Commission must qualify it again (or issue a new qualification) for it to remain open and effective. Among other things, an open and qualified offering allows the Company to offer its equity as an incentive. On March 10, 2021, and March 10, 2022 the Commission qualified or requalified that offering. The Company has requalified its offering statements or filed and qualified a new offering statement annually. Under the current offering statement, qualified on March 10, 2022, the share price is $0.25 per share. As a result, the Company has conducted continuous offerings that remained open as of December 31, 2021, as of June 30, 2022, and of the date of this report. The Company had closed on cash investments in these offerings from two individuals for $360 in 2021. It has not closed on cash investments subsequent to December 31, 2021. One entity received stock under the offering valued at $90,000 in exchange for services that were performed in 2021.

In March, 2020 the coronavirus pandemic began to affect the Company’s operations. It was unclear as to whether or not the Company could survive the shutdown of the U.S. economy that ensued. In April, 2020 the Company responded, in part, by reinstituting 95% cash back rebates, in addition to continuing equity back rebates. Other responses included, but were not limited to, reducing or changing marketing expenditures, eliminating travel, and reducing most other expenses. In 2020, the Company received a Small Business Administration Economic Impact Disaster Loan (“EIDL”) for $60,000 and an EIDL grant for $5,000. The loan has an interest rate of 3.75%, with a 30-year amortization, originally repayable monthly beginning in April, 2021. Subsequent to the loan’s issuance, the SBA changed the terms to require repayment beginning April, 2022, and, in September, 2021 the SBA indicated that it plans to change the terms again, with repayment beginning in November, 2022.

On October 23, 2020, the Company returned to rewarding purchases solely with the Company’s equity.

In March, 2021, the Company began to increase marketing and other expenditures. In August, 2021 the Company began to market its services to non-members, as well as to increase its marketing of Amazon to members. In October, 2021 it ceased the increased marketing to non-members and marketing Amazon to members.

In September, 2021, Amazon, a major customer, terminated its relationship with iConsumer, effective in October, 2021. Amazon’s policy is to not work with websites, like iConsumer, that offer incentives.

The primary factors affecting gross income (revenue) from the incentive program are the number of users of the Company’s services (members), the amount each member spends, and the commission rates paid by participating retailers. By adjusting the percentage of the gross income and/or equity shared with the member in the form of rebates, the Company can affect the amount of gross income earned. Generally, the higher the percentage, the more likely a member will make a transaction that generates revenue.

For revenue generated by users who aren’t members, or by members utilizing Amazon, there is no incentive / rebate involved. Gross income for this type of revenue is affected by how often our proposition is shown to prospective users, how often they might transact, and the commission rates paid by our customers.

Gross profit is gross income less the direct costs of that income (i.e., rebates (for the incentive program) or payments to third parties (for the non-incentive program)). Rebates and payments may have cash (including Bitcoin when applicable) and non-cash components. The non-cash component reflects the price per share, as outlined in the most current offering circular, of the preferred stock to be transferred to the member as the earned rebate. During 2021 and the first half of 2022 the Company’s cost for non-incentive based revenues was entirely in cash. The Company focuses on the cash component of its gross profit as the best indicator of results.

The technology used by iConsumer to operate its website is licensed from Outsourced Site Services, LLC (“OSS”), where it has been used for 26 years for the operations of iGive, a business that caters to online shoppers who are interested in helping non-profits. iConsumer receives services from OSS, which include hosting, servers, support, internet connectivity, and interconnections with retailers. OSS also provides marketing, management, and accounting services. OSS also employs and compensates Robert Grosshandler, who is key to the Company’s successful operation.

These services are provided pursuant to an Amended and Restated Software License and Services Agreement dated May 25, 2016, between OSS and the Company (the “License Agreement”). The provisions of the License Agreement with OSS will significantly affect the Company’s financial results. Under the License Agreement, the Company pays 20% of its gross revenue to OSS (amended by mutual agreement to 0% of gross revenues, subject to change without notice, during the course of the pandemic). That amendment continues as of the date of this report.

The License Agreement provides that in the event the Company wishes to assume responsibility for the support services provided by OSS, it can do so upon at least six months’ notice. In that event, the Company will pay 5% of its gross revenues to OSS, which would likely change the Company’s margins and profitability. In the event the Company decides to provide for itself the support services provided by OSS, the Company’s margins and profitability are likely to change, and the current results of operations may not be indicative of what they would be if the Company provided for its own support services.

Both iGive and OSS are 100% owned by Robert Grosshandler. Mr. Grosshandler controls 100% of the voting stock of the Company.

Results of Operations

Six Months ended June 30, 2022 Compared to Six Months ended June 30, 2021

Revenues for the six months ended June 30, 2022 were $35,958, a decrease from revenues of $65,646 in the same period in 2021. Revenues were primarily composed of commissions from retailers.

A portion of the Company’s expenses were in the form of preferred stock, a non-cash item. The stock was valued at $0.18 per share between July 31, 2019 and March 10, 2021 and $0.25 per share thereafter. The value reflects the price that would be paid by third party purchasers in the Regulation A offering.

The Company’s cost of revenues for the first six months of 2022 amounted to $84,065 compared to $84,188 for the same period in 2021. Cost of revenues for the first six months of 2022 were entirely in preferred stock, as they were for the same period in 2021.

Operating expenses were $47,296 through June 30, 2022, compared to $408,455 for the same period in 2021. The primary components of operating expenses were as follows:

•	Marketing expense decreased to $254,035 from $331,337, reflecting the Company’s reduced marketing efforts. The member stock awards included as a marketing expense – a non-cash item (primarily rewards for joining and referring other shoppers) — were $186,488, up from $99,308 in 2021. The Advertising and Promotion expense was $67,547, down from $232,029 in 2021. Marketing expense did not include expenses related to the Company’s offering under Regulation A. Expenses related to the offering were capitalized to prepaid expenses and are charged against shareholder’s equity when the offering is closed.

•	Fees to OSS were $0 for the first six months of 2022, as they were for the same period in 2021. This reflected the reduction of the percentage charged subsequent to February 2020. This affiliated company (owned by Mr. Grosshandler) provides most of the services needed to operate iConsumer. Most specifically, the overheads of creating member-oriented marketing campaigns and the overhead of managing the network of approximately 2,200 retailers are borne by OSS. Additionally, all of the costs of developing and operating the technology are the responsibility of OSS. In accordance with the agreement with OSS, the expense is calculated as 20% of gross revenues. OSS and the Company have agreed to reduce that to 0% due to the pandemic, subject to change without notice. If iConsumer was not using OSS to provide these services, the results of its operations might be significantly different.

•	Legal fees for the first six months of 2022 were $10,336, compared to $16,091 for the same period in 2021.

•	Accounting fees were $36,006 for the first six months of 2022, compared to $36,200 for the same period in 2021.

•	Stock issuance fees decreased to $4,320 for the first six months of 2022, compared to $6,441 in the first six months of 2021. This primarily represents the cost of members transferring their stock earned from shopping onto the transfer agent’s books or transferring their stock from the transfer agent to a brokerage account. The Company believes that increased stock market liquidity is good for its business, and encouraged members to make such transfers by subsidizing the cost of transfer, if the transfer were in excess of 10,000 shares.

The above operating expenses were largely offset during the six months ended June 30, 2022 by unrealized gains from unhedged Bitcoin liabilities resulting from Bitcoin rebates earned in 2018, which were $270,117, compared to 1,106 for the same period in 2021.

As a result of the foregoing factors, the Company recorded a net loss of $95,403 for the first six months of 2022, compared to a net loss of $426,997 for the same period in 2021.

Liquidity and Capital Resources

As of the date of this report, iConsumer has a low level of liquid assets. The Company is completely dependent on the proceeds from a continuing offering of equity securities under Regulation A and support from affiliated companies to execute its plan of operations. The Company received an Economic Injury Disaster Loan (“EIDL”) from the Small Business Administration for $60,000 in 2020. Other than the EIDL loan, it has no debt, other than the Convertible Promissory Notes, outside of its obligations to remit earned cash back or Bitcoin to members when due, and no obligations to make any capital expenditures. The Company has no bank lines or other financing arranged. The Company currently has an offering statement qualified under Regulation A for the sale of its preferred securities.

Trend Information

The Company is primarily reliant on the economic trends affecting online shopping in the United States. Additionally, the Company is affected by the state of the financial markets, as it requires additional capital to fund operations. Further, its members’ (users) willingness to join and shop is affected by their perception of the financial fortunes of iConsumer.

The migration of retail shopping from physical locations to the internet continues and is expected to continue into the foreseeable future. The Company believes that this trend is positively affecting its growth.

Amazon continues to enjoy a significant share of that online retail growth. The Company had a relationship with Amazon, which Amazon terminated in September, 2021.

Retailers that rely primarily on physical locations are under significant economic pressure. The pandemic has accelerated that pressure. The Company has relationships with some of those retailers. The Company will be negatively affected to a greater or lesser degree by retailer defaults. Mitigating that trend is the fact that their customers are migrating to companies with which the Company already does business.

The credit risk associated with retailer bankruptcies is mitigated in two ways. First, the Company’s service providers monitor those risks, and seek deposits and advance payments from retailers they deem risky. Second, the Company does not owe rebates to its members unless the revenues those rebates are calculated upon are received.

The pandemic has changed consumer buying behaviors, concentrating purchasing in industry leaders like Amazon, Target, and Walmart. During the pandemic, many retailers paused or reduced commissions paid for traffic generated by advertising with companies like iConsumer, negatively affecting revenues. As of December 31, 2021 most retailers have resumed paying for traffic of the kind generated by iConsumer.

Travel-related revenues were reduced to near zero by the pandemic. During the first half of 2021, travel-related revenues began to return. During the third quarter of 2021, the delta variant of the coronavirus pandemic caused increased uncertainty around travel-related revenues. Then, during the fourth quarter, it was the omicron variant that affected travel. That variant continued to affect consumer behavior through the first half of 2022 and to a lesser degree, will affect behavior in the future. The Company cannot predict when those consumers might return in full.

Inflation and other factors began to affect U.S. consumers in the first half of 2022. Some consumers reacted to the increase in prices by changing their shopping behaviors. When they switch their spending away from stores with which the Company has a relationship to retailers or suppliers where the Company does not have a relationship, the Company is negatively affected. For example, the Company generally does not have relationships with utility companies. The Company believes that inflation and other factors will continue to change consumer behavior in the future.

The Company utilizes online advertising to attract new members. Online advertising continues to grow as a percentage of the advertising market. The cost of the Company’s advertising is subject to change, both up and down, depending on the state of the advertising market. During the first half of 2021 and the first half of 2022, the Company utilized Facebook for much of its paid membership acquisition efforts. Facebook is undergoing changes that appear to reduce its effectiveness as a marketing platform. The Company continues to test using other marketing platforms to supplement, and if necessary, replace Facebook.

A significant source of new members comes from advertising on (or being listed on) web sites that aggregate offers from cash back sites (iConsumer and its competitors). Those sites may not accept advertising from the Company, nor list its offers, if the Company does not offer cash back.

Consumers’ internet use, and especially mobile internet use, continues to grow. The Company believes this increase can result in more member growth. Navigating the transition from desktop to mobile internet use presents challenges for the Company. The Company utilizes technology partners that continue to invest heavily in platforms that are intended to make the Company’s offerings attractive to existing members and prospective members who use the internet from mobile devices.

The cost and difficulty of hiring or retaining qualified employees continues to increase. While the Company does not have any direct employees, it is dependent on its service partners’ abilities to attract and retain employees. The Company believes that its ability to operate virtually will help to mitigate the increased employee challenge. The pandemic also affects our ability to hire and retain employees.

The Company’s ability to raise money is affected by the stock market, and in particular, the acceptance of companies using Regulation A as amended under the 2012 JOBS Act.

The alternative markets (e.g., OTC) continue to revise their standards for quotation. Those revisions may make it harder or more expensive for the Company to obtain or maintain a market for its securities. The Company’s preferred stock is quoted on the OTC “Pink” market under the ticker symbol RWRDP. The Company pays no fees for that quotation.

The Company believes that a change in the quoted price of RWRDP affects the interest of consumers in using the Company’s services. While it can’t prove causation, an increasing price appears to increase the Company’s revenues. Because of this, the Company is increasing its efforts to promote an increasing stock price.

The Company’s cost of member acquisition has been trending downward. As of the date of this report, it is approaching $20 per member. That trend is subject to wide variability. The Company believes the value of these members is in excess of $200 each, based upon the publicly reported purchase price for companies similar to iConsumer.

While the Company promotes itself as a long-term investment, shareholders are generally interested in being able to deposit their shares in a brokerage account to facilitate an eventual sale of those shares. The standards used by brokers to accept such deposits are out of the control of the Company. During the third quarter of 2019, the Company began to receive increasing reports that brokers were not accepting deposits of the Company’s shares. As of the third quarter of 2021 that has not changed. If this difficulty continues or gets worse, it will continue to negatively affect members’ interest in using the Company’s services.

The adoption of new mobile wireless technologies such as 5G, continue to make mobile usage of the Company’s offerings more likely.

Alternative blockchain-based competitors are beginning to appear in non-U.S. markets. The Company expects blockchain-based competitors, including Rakuten, to enter the U.S. market at some point.

The price of Bitcoin was highly variable in 2021 and 2022, trending downward in the first half of 2022. To the extent that iConsumer has liabilities that may only be satisfied with Bitcoin, and to the extent that the Company does not own sufficient Bitcoin to satisfy those liabilities, the Company is exposed to the risk of an increasing price of Bitcoin. Conversely, when the price of Bitcoin drops, the Company’s liability is reduced.

SPACs and similar financial vehicles were popular in 2021, and to a lesser extent in the first half of 2022. There are attributes of the Company that may make the Company a similar vehicle for financial speculation. The Company is exploring such a potential.

The Company’s stock has been and continues to be thinly traded. The stock held by shareholders at The Depository Trust Company (DTC) is approximately 3,500,000 shares as of June 30, 2022 – the “float”. Of those shares, the amount held by “insiders” and/or individuals interested in long term speculation has, anecdotally, increased over the past year. The Company believes these shareholders are less likely to sell, thus reducing the actual float and increasing the possibility that investors may attempt to gain more leverage or affect the stock price by acquiring most or all of the float.

To the extent that such an effort might increase the Company’s stock price (and thus, hopefully, the Company’s revenues), the Company is increasing its efforts to encourage investors to explore such activities.

Item 2. Other Information

None.

Item 3. Financial Statements

iConsumer Corp.

BALANCE SHEETS

June 30, 2022 (unaudited) and December 31, 2021

	6/30/2022	12/31/2021
ASSETS
Current Assets
Accounts Receivable	$11,333	$22,804
Due from Escrow Agents
Bitcoin	163	2,219
Prepaid Expenses
Total Current Assets	11,495	25,023
TOTAL ASSETS	$11,496	$25,023
LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$41,403	$28,398
Checks Written in Excess of Cash	30,498	33,645
Member Bitcoin Payable	185,407	433,918
Convertible Notes Payable, Net	138,620	138,620
Member Cash Back Payable	218,725	245,273
EIDL Loan Payable, Current1	235	235
Total Current Liabilities	751,718	880,089
Non-Current Liabilities
EIDL Loan Payable	63,698	63,334
Due to Related Parties	298,691	231,382
Total Non-Current Liabilities	362,389	294,716
Total Liabilities	977,277	1,174,805
Stockholders' Equity (Deficit)
Paid in Capital	3,499,299	3,220,805
Retained Earnings (Deficit)	(4,679,324)	(4,584,672)
Common Stock 150,000,000 authorized, $0.001 par, 100,000,000 issued and outstanding at June 30, 2021 and December 31, 2020.	100,000	100,000
Series A Non-Voting Preferred Stock 250,000,000 authorized, $0.001 par, 114,117,894 and 114,085,494 issued & outstanding at June 30, 2022 and December 31, 2021	114,244	114,085
Total Equity (Deficit)	(965,781)	(1,149,782)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)	$11,496	$25,023

See notes to financial statements

iConsumer Corp.

STATEMENTS OF OPERATIONS (UNAUDITED)

For six month periods ending June 30, 2022 and June 30, 2021

	6/30/2022	6/30/2021
Revenues:
Commissions from Merchants	$35,958	$65,646
Total Revenues	35,958	65,646
Cost of Revenue
Member Cash Back Rebate
Member Stock Back Rebate	84,065	84,188
Total Cost of Revenue	84,065	84,188
Gross Profit (Loss)	(48,107)	(18,452)
Operating Expenses
Accounting	36,006	36,200
Interest Expense	9,215	14,503
Legal Fees	10,336	16,091
Marketing
Member Stock Awards	186,488	99,308
Advertising & Promotion	67,547	232,209
Membership Expenses	244	1,221
OSS Service Fee, a related party
Other Professional Fees	3,257	3,678
Stock Issuance Fees	4,320	6,441
Unrealized Gain/Loss on unhedged BTC	(270,117)	(1,016)
Total Operating Expenses	47,296	408,455
Net Operating Loss	(94,652)	(426,997)
Other Income
Net Income	$(95,403)	$(426,997)

See notes to financial statements

iConsumer Corp.

STATEMENTS OF CASH FLOWS (UNAUDITED)

For six month periods ending June 30, 2022 and June 30, 2021

	6/30/2022	6/30/2021
OPERATING ACTIVITIES
Net Loss	$(95,403)	$(426,997)
Adjustments to reconcile Net Loss to net cash provided by operations:
Shares Earned by Members	270,553	183,562
Non-Cash Interest Expense		4,583
Changes in Operating Asset & Liabilities
Bitcoin	2,056	241
Accounts Receivable	11,471	3,536
Accounts Payable	13,005	(58,055)
Prepaid Expenses		5,587
Member Cash Back Payable	(26,548)	38,248
Member Bitcoin Payable	(248,511)	10,748
Net cash used in Operating Activities	(73,377)	(103,798)
FINANCING ACTIVITIES
Decrease in Receivable from Escrow Agency		(181)
EIDL Loan Payable	1,115	59,900
Checks Written in Excess of Cash	(3,147)	19,671
Increase (Decrease) in Due to Related Party	67,309	(54,644)
Proceeds from Issuance of Preferred Stock		78,446
Proceeds from Issuance of Convertible Notes Payable		8,490
Stockholder's Equity Preferred Stock	8,100	606
Net cash provided by Financing Activities	73,377	103,798
Net cash increase (decrease) for period	0	0
Cash at beginning of period	-	-
Cash at end of period	$0	$0

See notes to financial statements

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For the six months ending June 30, 2022 (unaudited) and year ending December 31, 2021

					Additional
	Common Stock		Preferred Stock		Paid-In		Total
	Number of	Amount	Number of	Amount	Capital	Accumulated	Stockholder's
	Shares	Par .001	Shares	Par .001	(Deficit)	Deficit	Equity (Deficit)
Balance at December 31, 2020 (audited)	100,000,000	$100,000	112,239,898	$112,240	$2,667,488	$(3,721,919)	$(842,191)

Stock Distributed to Investors			227,675	$228	$28,958		$29,186
Stock Distributed to Members			1,617,921	$1,618	$(1,618)		$0
Stock Earned for Services
Stock Earned by Members					$525,977		$525,977
Net Loss						$(862,754)	$(862,754)
Balance at December 31, 2021 (audited)	100,000,000	$100,000	114,085,494	$114,086	$3,220,805	$(4,584,673)	$($1,149,782)

Stock Distributed to Investors
Stock Distributed to Members				$127	$(127)
Stock Earned by Members					$270,552		$270,552
Stock Distributed for Services			$32,400	$32	$8,068		$8,100
Net Loss						$(95,403)	$(95,403)
Balance at June 30, 2022 (unaudited)	100,000,000	$100,000	114,117,894	$114,245	$3,499,299	$(4,680,076)	$(966,533)

See notes to financial statements

iConsumer Corp.

NOTES TO THE FINANCIAL STATEMENTS

For the six month period ended June 30, 2022

NOTE 1: NATURE OF OPERATIONS

iConsumer Corp. (the “Company”), is a corporation organized December 16, 2010 under the laws of Delaware.   The Company was formed to provide money saving services to consumers through a website that is designed to be searchable and discoverable by Google.  On June 19, 2015 it began “test the waters” operations to determine product and service viability for a new service aimed at providing consumers cash back rebates based upon their shopping at participating retailers.  As of December 31, 2015, it had not generated significant revenue.

Measurable revenue from operations began in January 2016. In 2016, the Company’s offering statement was qualified by the Securities and Exchange Commission (“SEC”) under Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and the Company became fully operational.

The Company’s Series A Non-Voting Preferred stock is quoted on the OTC market under the ticker symbol RWRDP.

On March 10, 2021, the SEC qualified the Company’s offering statement under Regulation A. The Company changed the offering price to $0.25 per share.

On March 10, 2022, the SEC qualified the Company’s offering statement under Regulation A. The Company’s offering price remained at $0.25 per share.

The Company’s stock is highly illiquid and the price highly volatile, and is likely to remain so for the foreseeable future.

The Company is dependent upon additional capital resources for the continuation of its planned principal operations and is subject to significant risks and uncertainties including failing to secure additional funding to fully operationalize the Company’s planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash equivalents can include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Cryptocurrency Valuation

The Company “marks to market” its unhedged Bitcoin assets and liabilities, in accordance with FASB ASC 820. It utilized the closing price of Bitcoin on the Gemini Bitcoin Exchange on June 30, 2022. The Company has unhedged Bitcoin liabilities resulting from providing member Bitcoin back rebates in prior periods. The resulting gain or loss on that liability is reported separately as unrealized gain or loss.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  There are no allowances for doubtful accounts established as of June 30, 2022 or December 31, 2021.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. No property or equipment has been recorded as of June 30, 2022 or December 31, 2021.

Revenue Recognition

The Company earns revenues through commissions, royalties, and advertising on its website, its mobile apps, and browser add-ons. The Company recognizes revenue in accordance with FASB ASC 606. As a public business entity as defined by FASB, we are required to disclose revenue disaggregated according to the timing of transfer of goods or services. We are required to provide qualitative information about how economic factors affect our revenue and cash flows. We disclose certain details about contracts, including performance obligations. We disclose judgments made in evaluating revenue.

Contracts, Revenue Disaggregation, Performance Obligations, Transaction Price, Allocation, Timing, Principal vs. Agent, Risk Concentration, and Significant Judgments

Contracts

The Company primarily receives commission revenue from approximately 2,200 U.S.-based online retailers (the Company’s customers) in exchange for the Company assisting those retailers in making sales to the retailers’ customers and prospective customers located primarily in the United States. Contracts generally take one of three forms. First, a master contract with transaction aggregators (e.g. Commission Junction, Rakuten, PHG). The transaction aggregator provides the Company with opportunities with retailers. That contract is “opt-in”. That is, simply by using their services the Company agrees to a set of policies and procedures. Second, a direct contract with the retailer (e.g. Amazon). And third, oral contracts. All of these contracts are generally cancellable at will by either party. There may or may not be a notice provision. A non-material number of customers and members are located outside the United States.

The contracts generally provide for mechanisms to simply change the terms of a particular offer, typically commission rates, affected SKUs, and timing.

The Company does not have revenue generating contracts with its members.

Disaggregation

There is no material basis upon which to disaggregate the Company’s revenue, other than by analyzing the entirety of the revenue generated by a customer, and if possible, its line of business. The Company does not find that disaggregating by customer location, customer size, contract length, a customer’s contracts with its customers, timing of transfer, or sales channel is possible, or if possible, material.

The number and small relative size of each customer makes such analysis moot.

Large customers (e.g. Macy’s, Walmart) are broad line retailers. While a portion of the transactions generated by iConsumer members may have the potential for meaningful disaggregation, the Company does not receive sufficiently granular data to make that judgment possible.

Prior to the pandemic, approximately 5% of the Company’s incentive program transactions by revenue came from customers providing travel services (e.g., Expedia, Orbitz) as their main line of business. In 2021, revenues from customers who are in the travel service business were approximately 6% of total revenue. For the first half of 2022, customers who are in the travel service business were less than 5% of total revenue. The balance of the Company’s customers serve essentially the same function to essentially the same online audience via the same channels under similar short term contracts via online retail sales.

We believed, and have seen, that travel services may respond differently to changes in the economy or societal issues. In addition to the standard broad economic risks, the Company’s customers that provide travel and travel related services to our audience members are subject to an additional set of risks. A reduction in travel expenditures can occur, even if the broad economy’s health doesn’t change. Changes in fuel prices, terrorist threats, communicable diseases, and war are some of the factors that our audience members may take into account when booking travel.

Performance Obligations

As an agent for the customer, the Company’s performance obligation to a customer is created and completely fulfilled simultaneously. Generally, the retailer has agreed to pay the Company a commission when an iConsumer member (a user) makes a purchase at the retailer. In rare instances, the retailer has agreed to pay the Company a fee for showing advertising to the Company’s members. The Company is generally not obligated to promote the customer to its members. However, if it does, and the member makes a purchase from the customer, the customer is obligated to compensate the Company. If the Company does elect to promote the customer to its members, it has simultaneously created and fulfilled its obligation. The Company is responsible, but not obligated, for advertising the availability of the retailers’ offerings and facilitating the navigation of the user to the retailers. The retailer is solely responsible for executing sales to its customers.

Principal vs. Agent

For purposes of ASC 606, the Company is an agent of the customer. As such, it only recognizes the commission revenue generated by the transaction.

Generally, the retailer has agreed to pay the Company a commission when an iConsumer member (a user) makes a purchase at the retailer. If the retailer has agreed to pay the Company for advertising services, the retailer will owe the Company money once the user has been shown the retailer’s advertisement. As of June 30, 2022 there have been no material advertising revenues. The Company is responsible for advertising the availability of the retailers’ offerings and facilitating the navigation of the user to the retailers. The retailer is solely responsible for executing sales to its customers.

Timing

The Company recognizes revenue as of the date of the transaction between the customer and its customer (the member), assuming the Company believes that such a transaction has a low likelihood of being reversed by the customer. In the event that a transaction has characteristics that cause the Company to believe that it has a higher likelihood of being reversed by the customer, the Company will recognize revenue for that transaction after the commission payment for that transaction is received.

The retailer is responsible for reporting that purchase or other commissionable activity, and the pertinent details of that purchase, including transaction price and commission amount, to the Company, almost exclusively after the retailer has shipped goods or provided the service.

For advertising revenue (non-material at this time) the Company recognizes revenue on the date an advertisement was shown.

Payment is generally due and received within 90 days after the transaction (or travel) occurs. If a user returns the goods or service, the retailer has the right to reverse the transaction. User returns, if they occur, are generally recognized in the same accounting period as they were originally recognized. The Company closes its books approximately 45 days after the period end, which allows it to capture those returns. In the Company’s judgment, there is no material time-based obligation or variable consideration remaining after the close of its books and subsequent financial statement reports.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash and counter-party risk associated with the hedging of Bitcoin using futures. The Company will place its cash and cash equivalents other than Bitcoin with financial institutions of high credit worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds or with whom it has deposits, and as such, it believes that any associated credit risk exposures are limited.

Concentration of Cryptocurrency Risks

The Company offers members the opportunity to redeem cash denominated rebates in the form of Bitcoin. When a member requests redemption denominated in Bitcoin, the Company acquires sufficient Bitcoin contemporaneously to fulfill that redemption request, using the market price of Bitcoin on that date. It does not expose itself to changes in the price of Bitcoin for these redemption requests.

The Company has Bitcoin-denominated rebates (liabilities) earned in years prior to 2019. From time to time, members request redemption of those rebates. At the time of the redemption request, the Company acquires Bitcoin to fulfill the request. The Company may retain a de minimis amount of Bitcoin in its cryptocurrency wallet to facilitate small transactions. The Company is exposed to the market volatility in the price of Bitcoin for Bitcoin rebates earned, but not yet redeemed. For the six months ended June 30, 2022, the Company incurred an unrealized gain of $270,117 from the Bitcoin exposure.

As of June 30, 2022 and December 31, 2021, the Company’s Bitcoin liability was $185,407 and $433,918, respectively.

Concentration of Customer and Customer Credit Risk

The Company is exposed to concentration of customer risk. As of June 30, 2022 it had relationships with approximately 2,200 customers. Of that number, it had transactions with 500 customers during the first six months of 2022. For the first six months of 2022, it had two customers that represented 14% of its revenues, and its top five customers represented approximately 26% of revenue. For the same period in 2021, it had two customers that represented 34% of its revenues and its top five customers represented approximately 44% of revenue. Should those customers stop doing business with the Company, the Company would be significantly adversely affected. Should those customers not pay the Company the monies owed to the Company, the Company would be significantly adversely affected. The impact of non-payment would be mitigated from a financial statement perspective, but not from a cash flow perspective, as the Company is not obligated to provide rebates to members if the Company does not get paid.

Concentration of Member (User) Risk

The Company is exposed to concentration of member risk. In the first six months of 2022, it had five members whose purchases generated approximately 12.5% of the Company’s revenues and it had 26 members who generated approximately 35% of the Company’s revenues. In the first six months of 2021, it had one member whose purchases generated approximately 7% of the Company’s revenues and it had five members who generated approximately 17% of the Company’s revenues. These analyses do not include per member shopping activity at Amazon, as we were not provided with sufficiently granular reporting to make such assessments. Should those members stop shopping at stores via iConsumer, the Company would be significantly negatively impacted.

Significant Judgments

The Company has procedures to identify transactions that do not meet its standards. Such transactions are not recognized as revenue until payment is received. These procedures utilize a combination of member transaction history, customer transaction history, customer payment history (at the transaction level), quality of customer reporting, aging of accounts receivable, and other characteristics to make this determination.

Cost of Revenue

The Company reflects 100% of cash back awards, 100% of payments owed to traffic partners, and 100% of the value of stock rebates earned directly as the result of a purchase as a Cost of Revenue.

Unrealized Gains or Losses

The Company complies with the requirements of FASB ASC 780 with regards to “mark to market” accounting for its Bitcoin assets and liabilities, using the closing price of Bitcoin on the Gemini Exchange as of June 30, 2022. The Company’s unhedged Bitcoin liability, arising from Member Bitcoin Back Rebates earned in 2018 and not yet transferred to the member, decreased by $248,511.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - "Expenses of Offering" with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholder’s equity upon the completion of the offering. The Company had equity offerings open continuously in the first halves of 2022 and 2021.

Income Taxes

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates that are expected to be effective when the benefits from the deferred tax assets are realized. At June 30, 2022, and December 31, 2021, the Company had deferred tax assets of approximately $1,300,000 and $1,280,000 respectively, related to net operating loss carryforwards (NOL). At June 30, 2022 the Company has not reflected any change in the deferred tax assets from prior periods. Due to the uncertainty as to the Company’s ability to generate sufficient taxable income in the future and utilize the NOL’s before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero. The effective tax rate is different from the expected federal tax rate due to the valuation allowance and state income taxes.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company did not have any material unrecognized tax benefit as of June 30, 2022 or December 31, 2021. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. For the six months ended June 30, 2022 and June 30, 2021 the Company recognized no interest or penalties.

The Company is required to file U.S. federal tax returns. The Company has filed its 2021 tax return, and requested an extension for 2022. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Reliance on Related Party

The Company currently has a software license and service agreement with a related party (see Note 5) and has the majority of its ordinary expenses paid by the related party under the terms of that agreement. As a result, the Company’s results of operations may not be indicative of the results that would have occurred if it operated independently.

Liabilities Incurred to Members Under the Rewards Programs

Rewards to members have included Bitcoin, the Company’s equity, and cash and are reflected on the Company’s books as Current Liabilities. Until delivered to the member (i.e. transferred to a member’s external crypto wallet, transferred to a transfer agent, or sent via check) the rewards are subject to the Company’s terms of service with the member. Rewards are not transferred to the member until the member requests the transfer. The terms of service give the Company the right to charge inactive members a fee, expressed as a percentage of the reward owed to the member. Over time, this fee will reduce the liability to an inactive member to zero. As of the date of this report, the Company has not charged any such fees.

NOTE 3: STOCKHOLDERS’ EQUITY (DEFICIT)

As of the issuance date of these financial statements, 100,000,000 shares of Common Stock and 114,117,894 shares of Preferred Stock were issued and outstanding.

The Articles of Incorporation were Amended and Restated effective July 6, 2015. Among the revised provisions, the Company authorized 150,000,000 shares of Common Stock, par value $0.001 per share and reclassified "Class A Common Stock" to "Common Stock"; authorized 300,000,000 shares of Preferred Stock, par value $0.001 per share and reclassified "Class B Common Stock" to "Preferred Stock"; amended the power to authorize the number of authorized shares to be set by affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Company. The terms and preferences of these reclassified shares were revised where Common Stock, among other provisions, entitles holders to 10 votes for each share of Common Stock, subordinate dividend rights to Preferred Stock, and certain liquidation rights.

The Company filed a Certificate of Designations, Preferences, and Rights of Series A Non-Voting Preferred Stock of iConsumer Corp. (under Section 151 of the Delaware General Corporation Law) on July 6, 2015, designating 250,000,000 shares of Preferred Stock authorized under the Amended and Restated Certificate of Incorporation filed July 6, 2015 as Series A Non-Voting Preferred Stock ("Series A Preferred Stock"), par value $0.001. The Series A Preferred Stock was granted certain rights and preferences including dividend preference on declared and unpaid dividends and liquidation priority for the value paid for the Preferred Shares. The Series A Preferred Stockholders are not entitled to vote on any matters placed to a vote of the stockholders of the Company.

The Company entered into a recapitalization and exchange agreement effective July 6, 2015 with Robert Grosshandler. This agreement stipulated the terms of a tax-free reorganization pursuant to Internal Revenue Code section 368(a), where Robert Grosshandler transferred, assigned, delivered, and surrendered to the Company his pre-recapitalization shares and the Company issued post-recapitalization shares, among other pertinent terms. This exchange retired 1,000,000 Class A Common shares pre-recapitalization and issued 100,000,000 shares of Common Stock and 100,000,000 shares of Series A Non-Voting Preferred Stock, post recapitalization.

In preparation for the trading of its preferred stock on a market under the ticker symbol RWRDP, the Company concluded that certain provisions of the liquidation preference granted under the Certificate of Designations, Preferences, and Rights dated July 6, 2015 were unworkable, as the original issue price was not trackable through subsequent holders of the stock. On January 12, 2018 the Company amended the liquidation preference for the Series A Non-Voting Preferred Stock by consent of the holders of a majority of the Common and Series A Non-Voting Preferred Stock. The amendment reaffirmed that shareholders of record as of January 12, 2018 had a liquidation preference equal to the Original Issue Price of their shares and that subsequent holders of the stock will not have a liquidation preference.

Additionally, the amended language eliminated the liquidation preference for shareholders who acquire their shares subsequent to January 12, 2018.

NOTE 4: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that commenced principal operations in June 2015 and began to generate meaningful revenue in 2016. It has sustained net losses of $95,403 and $462,997 for the six months ended June 30, 2022 and June 30, 2021, respectively. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain capital financing from its majority stockholder and/or third parties, including through the Offerings described in Note 6. It plans to incur significant costs in pursuit of its Offerings. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.   The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 5: RELATED PARTIES

Prior to June 19, 2015, the Company was subject to a three-party oral agreement with iGive.com Holdings LLC (“iGive”) and Outsourced Site Services, LLC (“OSS”), both related parties under common control with shared ownership and management (referred to herein collectively as the “Related Parties”). This agreement stipulated that iConsumer Corp. maintain a website at iConsumer.com that directed traffic to iGive.com (owned and operated by iGive). It maintained that website in such a way as to maximize the traffic to iGive.com. In return, the Related Parties covered all of the costs of maintaining the iConsumer.com website. After launch of the full iConsumer website on June 19, 2015, a site that promotes the iConsumer Corp. planned business operations, this agreement ceased, and iConsumer. Corp. became responsible for its own costs or entering into a formal agreement with either or both of the Related Parties or others.

Effective May 1, 2015, the Company entered into a software license and services agreement (the “License Agreement”) with Outsourced Site Services, LLC (“OSS”), a related party. In accordance with the terms of the License Agreement, the Company’s operations are being run on technology licensed from OSS and OSS is providing the Company with certain support services, as defined in the License Agreement. The fee charged by OSS covers a wide range of services, the majority of which are traditionally reflected in costs of operation. The fee covers executive management, administration, accounting, internal technology support, customer support, product development, general marketing, and communications (marketing and non-marketing). A hard to quantify amount covers the care and feeding of retailers and intermediate network / technology providers, retailer recruitment, and similar activities. The fee does not cover legal fees incurred for such activities as SEC filings and other regulatory compliance. The Company has no employees.

For the use of these services and technology, the Company has agreed to pay OSS 20% of its gross revenue, as defined in the License Agreement. The License Agreement provides that in the event the Company wishes to assume responsibility for the support services provided by OSS, it can do so upon at least six months’ notice. In that event, the Company will pay 5% of its gross revenues to OSS. Since OSS is under the common control of Robert Grosshandler, he will have the power to determine whether the Company will continue to be able to rely on the OSS license, and the price it pays for the license. The License Agreement has a term of 20 years. As of March 1, 2020 OSS and the Company agreed that, due to the pandemic, the license fee shall be 0% of revenues, subject to change without notice. As a result of these agreements the Company’s results of operations may not be indicative of the results that would have occurred if it operated independently.

As of June 30, 2022 the Company owed $298,691 to the Related Parties for expenses paid on the Company's behalf since inception, compared to $231,382 owed as of December 31, 2021.

NOTE 6: OFFERINGS

The Company relies upon an open offering to offer its equity as a reward. In January 2018 the Company filed an offering statement under Regulation A with the SEC (“Follow On Offering”). On March 10, 2021 the SEC qualified a new offering under Regulation A in which the offering price was $.25 per share. On March 10, 2022 the SEC qualified another Follow On Offering with an offering price of $.25 per share. That offering was open as of June 30, 2022.

The Company’s Series A Non-Voting Preferred stock is quoted on the OTC market under the ticker symbol RWRDP. There is very little liquidity for RWRDP. The Company cannot guarantee that its securities will ever be tradeable on an exchange or have any substantial liquidity.  These financial statements should not be relied upon as a basis for determining the terms of an offering as this information may not be current or accurate relative to the final terms of the offering.

The Company began pursuing a private placement of $2,000,000 of convertible debt in June 2017. The Company had received $154,721 of the private placement as of December 31, 2017 and an additional $13,000 as of December 31, 2018. The debt has a term of three years, accrues interest at rates ranging from 8% - 12%, and requires interest only payments in years two and three. The debt is convertible into Series A Preferred Non-Voting stock at a price of $.075 per share at the option of the holder. This offering utilizes Regulation D 506(c) and is open to accredited investors only.

That debt issued in that private placement began to mature in 2020. The Company redeemed $16,500 of those notes in 2020 and $11,000 in 2021. Under the terms of the notes, the Company could extend the maturity date of those notes. The Company and five note holders mutually agreed to extend the maturity dates into the second quarter of 2023 in August, 2022. The note holders agreed to accept RWRDP at the then effective offering price in lieu of cash for their interest payments.

The Company’s offering enables it to offer its equity as compensation for services. In 2020, the Company issued 1,277,777 shares as compensation for services. A portion of those services were provided in 2021.

NOTE 7: OTHER FINANCING ACTIVITIES

The Company received an Economic Injury Disaster Loan (“EIDL”) from the Small Business Administration (“SBA”) in May 2020 in the amount of $60,000. The terms of the loan require monthly repayment beginning in May, 2021. It has a 30 year amortization at 3.75% annual interest rate. The SBA has received a security interest to certain collateral consisting of all tangible and intangible property.

Repayment Schedule	Year	Principal Repayment	Interest Expense
	2021	$0	$2,249
	2022	235	2,297
	2023	1,441	2,513
	2024	1,496	2,458
	2025	1,553	2,401
	Thereafter	58,843	63,178

Subsequent to the date of the loan, the SBA extended the repayment start date to February, 2022. Subsequent to that extension, the SBA has indicated that repayment is to start in November, 2022. The above repayment schedule reflects a November, 2022 repayment start date.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 13, 2022 the date the financial statements were available to be issued.

The variability of the Covid-19 pandemic, the Russian invasion of Ukraine, increasing inflation, a volatile stock price, and the worries of a recession affected the Company’s business subsequent to June 30, 2022. The Company expects the effects of these events to continue for the foreseeable future. The Company is experiencing an increase in its revenues from travel related customers. The uncertainty surrounding the future economic health of the world’s economy has eliminated the ability to forecast revenue, member acquisition, and related expenses.

NOTE 10: GOVERNANCE

On July 6, 2015 by an Action by Joint Written Consent of Sole Director and Sole Stockholder, the Company elected Robert Grosshandler to serve as a member of the Board of Directors and as an Officer of the Company in the capacity of Chief Executive Officer, President, and Secretary. It also set the number of directors of the Company at one, established an Audit Committee of the Company naming Robert Grosshandler as the sole member of such, set the fiscal year as the calendar year, and other actions.

NOTE 11: EQUITY REWARD MARKETING PROGRAM - PROSPECTIVE DILUTION AND OTHER EFFECTS

The Company, in order to attract members, is offering members and others the opportunity to earn equity in the Company as a reward or additional reward for certain activities.  This equity may be earned in exchange for, amongst other activities, becoming a member, recruiting other members, and utilizing the Company’s services to earn rebates on purchases at participating retailers.

Through its offerings (see Note 6), the equity earned is Series A Non-Voting Preferred Stock.  The Company will not receive cash for any such equity earned.  The Company valued this equity at $0.045 per share through February 13, 2017. This valuation is the per share price ($0.045) received in the Offering. Subsequent to February 13, 2017, the Company valued this equity at $0.09 per share. This valuation is the per share price ($0.09) received in the amended Offering beginning February 13, 2017. Subsequent to June 13, 2018, the Company valued this equity at $0.15 per share, pursuant to the Offering qualified by the SEC on that date and re-qualified on June 13, 2019. On August 1, 2019, the Company raised the share price to $0.18 by filing a supplement to its qualified Offering. It began using $0.18 per share price to value equity rewards on that date. As of March 10, 2021 the Company began valuing this equity at $.25 per share, which price continues through the date of this report.  The valuation will be adjusted from time to time to reflect the price in the then current offering. Equity distributed under this program will be dilutive to existing shareholders.  If this marketing program is successful, the Company anticipates that significant dilution may result.

There are still significant hurdles to overcome to make this marketing program commercially reasonable and enable it to stay compliant with appropriate regulations, including but not limited to, state Blue Sky laws.

The Company recognized a portion of the cost of this program as a marketing expense and the balance as a cost of revenues.  It recognized a total of $270,553 in the first six months of 2022 to reflect this expense, compared to a total of $192,020 in the first six months of 2021.

During the first six months of 2022 the Company issued and transferred an additional 32,400 shares of preferred stock equity under this marketing program to members, who thus became shareholders of record.

As of June 30, 2022, approximately 64,600 members were contingently due 17,794,574 additional shares under this program, but the Company had not yet issued and transferred these shares to its members. Until issued and transferred, the member may forfeit these shares for a variety of reasons, which include, but are not limited to, purchase returns, incomplete registrations, and account inactivity. The Company will issue and transfer these shares upon receiving an executed subscription agreement, appropriate fees, appropriate shareholder identification, and other shareholder requirements being completed.

NOTE 12: UNREALIZED GAIN/LOSS ON CRYPTOCURRENCY

Due to the reduction in the market price of Bitcoin as of June 30, 2022, compared to June 30, 2021, the Company recorded an unrealized gain of $248,511. The market price of Bitcoin has been highly volatile for the past several years. The Company had recorded an unrealized loss of $155,764 for the year ending December 31, 2021, and an unrealized loss of $206,803 for the year ending December 31, 2020. Due to their magnitude, compared to the revenues of the Company, these unrealized losses or gains significantly affect the overall profitability of the Company.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description

2.1	Amended and Restated Certificate of Incorporation *
2.2	First Amendment to Amended and Restated Certificate of Incorporation **
2.3	Bylaws *
3.1	Certificate of Designations *
4	Form of Subscription Agreement ***
6.1	Amended and Restated Software Licenses and Services Agreement with Outsourced Site Services, LLC dated May 25, 2016 *
6.2	2016 Equity Incentive Plan *
6.3	Form of Broker-Dealer Services Agreement with FundAmerica Securities LLC*
7	Recapitalization and Exchange Agreement dated July 6, 2015 *
8	Form of Escrow Agreement *

*Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480).

**Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10795).

*** Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11445).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on September 13, 2022.

iConsumer Corp.

/s/ Robert N. Grosshandler
By: Robert N. Grosshandler, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Robert N. Grosshandler

By:	Robert N. Grosshandler, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Sole Director

Date: September 13, 2022